SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____

FORM 8-K

Current Report Pursuant
to Section 13 or 15(d) of the
Securities Exchange Act of 1934

December 8, 2003

Date of Report (Date of earliest event reported)



SIERRA HEALTH SERVICES, INC.

(Exact Name of Registrant as Specified in Its Charter)

Nevada	1-8865	88-0200415
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2724 North Tenaya Way Las Vegas, Nevada	89128
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (702) 242-7000

Item 5. Other Events and Regulation FD Disclosure

Sierra Health Services, Inc., or Sierra, today confirmed that the United States General Accounting Office, or GAO, has denied the Company's protest of the August 2003 award by the United States Department of Defense, or DoD, for Managed Care Support Services contracts to serve TRICARE beneficiaries in the North Region. Sierra's subsidiary, Sierra Military Health Services, is seeking the contract to provide managed health care services to approximately 2.8 million eligible active duty and retired military personnel and their families. The contract, for a 6-month Base Period with five, one-year Option Periods, was awarded to Health Net Federal Services of Rancho Cordova, CA.

The ruling, issued by the GAO's Office of the General Counsel, held partly on procedural grounds and partly on the merits that Sierra was not entitled to relief. Although because of the procedural findings the ruling does not address some of Sierra's substantive claims on the merits, the GAO denied other clams that the DoD's procurement agency, TRICARE Management Activity, failed to observe federal procurement regulations and standards in evaluating offerors' proposals.

Sierra will evaluate the GAO's ruling and determine its best course of action, which may include a proceeding before the Court of Federal Claims involving a complete hearing on the company's complaint of serious and material errors in the evaluation process and findings.

Any statements made or issued that are not historical facts are forward-looking and should be considered in connection with certain cautionary statements contained in our Annual Report on Form 10-K/A for the year ended December 31, 2002. Such statements are made pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and identify important risk factors that could cause our actual results to differ materially from those expressed in any projected, estimated or forward-looking statements relating to Sierra.

Item 7. Financial Statements and Exhibits

Exhibits	Description
99.1	Press Release, dated as of December 8, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIERRA HEALTH SERVICES, INC.
(Registrant)

Date: December 8, 2003

/S/ PAUL H. PALMER
Paul H. Palmer
Senior Vice President
Chief Financial Officer and Treasurer
(Chief Accounting Officer)